10-4-02


02007978

30
10/4/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25147


SEC MAIL PROCESSING
RECEIVED
SEP 30 2002
WASH. DC 184 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Austam Securities Exchange, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
581 14th Avenue #2
(No. and Street)

San Francisco	California	94118-3540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Robarge (415) 668-9113
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Robarge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Austam Securities Exchange, Ltd., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 23rd day of Sept, 2002

Notary Public

Signature

President
Title


NELSON L. CHOW
Comm. # 1272281
NOTARY PUBLIC-CALIFORNIA
City and County of San Francisco
My Comm. Expires July 29, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Austam Securities Exchange, Ltd.

I have audited the accompanying statement of financial condition of Austam Securities Exchange, Ltd. as of June 30, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Austam Securities Exchange, Ltd. as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
September 23, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Austam Securities Exchange, Ltd.
Statement of Financial Condition
June 30, 2002

Assets

Cash	$	7,562
Commissions receivable		17
Property and equipment, net of $12,338 accumulated depreciation		552
Total assets	$	8,131

Liabilities & Stockholder's Equity

Liabilities		
Commission payable	$	9
Income taxes payable		800
Total liabilities		809
Stockholder's equity		
Common stock, no par value; 100,000 shares authorized; 7,695 issued and outstanding		7,695
Additional paid-in capital		6,269
Retained deficit		(6,642)
Total stockholder's equity		7,322
Total liabilities & stockholder's equity	$	8,131

The accompanying notes are an integral part of these financial statements.

Austam Securities Exchange, Ltd.
Statement of Operations
For the Year Ended June 30, 2002

Revenues	
Commissions	$ 18,021
Interest	13
Other income	1,000
Total revenue	19,034
Expenses	
Commissions	1,423
Consulting and other professional fees	1,251
Taxes, other than income taxes	525
Other expenses	17,327
Total expenses	20,526
Income (loss) before income tax provision	(1,492)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (2,292)

The accompanying notes are an integral part of these financial statements.

Austam Securities Exchange, Ltd.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Paid - In Capital	Additional Retained (Deficit)	Total
Balance, at June 30, 2001	$ 7,695	$ 6,269	$ (4,350)	$ 9,614
Net income (loss)	-	-	(2,292)	(2,292)
Balance, at June 30, 2002	$ 7,695	$ 6,269	$ (6,642)	$ 7,322

The accompanying notes are an integral part of these financial statements.

Austam Securities Exchange, Ltd.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2002

Cash flow from operating activities		
Net income (loss)		$ (2,292)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	$ 298	
(Increase) decrease in:		
Accounts receivable	1,116	
(Decrease) increase in:		
Accounts payable	9	
Income taxes payable	(200)	
Total adjustments		1,223
Net cash used in operating activities		(1,069)
Cash flows from investing activities		–
Cash flows from financing activities		–
Net decrease in cash		(1,069)
Cash at the beginning of the year		8,631
Cash at the end of the year		$ 7,562
Supplemental disclosure of cash flow information		
Cash paid during the period ended June 30, 2002		
Income taxes	$ 934	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

Austam Securities Exchange, Ltd.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Austam Securities Exchange, Ltd. (the "Company") was founded in September of 1980 in the business of securities brokerage and investment counseling. The Company is 100% owned by Byran Robarge. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

The Company has about fifteen hundred (1,500) clients primarily located in the San Francisco area. For the year ending June 30, 2002, there were approximately fifteen (15) trades, primarily for purchase of mutual funds. One (1) client accounted for approximately 67% of the commissions earned.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences results principally from preparing income tax returns on the cash method and financial statements on the accrual method.

Securities transactions are recorded on a settlement date basis.

Trade receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Austam Securities Exchange, Ltd.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain payments were made to an individual in the year that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

Note 2: INCOME TAXES

The current provision of $800 for income taxes is the California franchise tax board minimum. Since the Company has a loss this year, no provision for Federal income taxes has been recorded.

The Company has elected to carry-forward its operating loss at June 30, 2002. This operating loss carry-forward may be applied against future taxable income, resulting in a deferred tax asset of approximately $168, that expires in the year 2022. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: PROPERTY AND EQUIPMENT

The property and equipment are recorded at cost, and consisted of the following at June 30, 2002:

		Depreciable Life Years
Furniture & fixtures	$ 850	7
Equipment	12,040	5
Total property and equipment	12,890	
Less accumulated depreciation	(12,338)	
Net property and equipment	$ 552	

Depreciation expense for the year ended June 30, 2002 was $ 298.

Note 4: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on June 30, 2002, the Company's net capital of $6,770 exceeded the minimum net capital requirement by $1,770; and the Company's ratio of aggregate indebtedness ($809) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Austam Securities Exchange, Ltd.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 7,695	
Additional paid-in capital	6,269	
Retained deficit	(6,642)	
Total stockholder's equity		$ 7,322
Less: Non allowable assets		
Property and equipment, net	(552)	
Net adjustments to capital		(552)
Net Capital		6,770
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 54	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 1,770
Percentage of aggregate indebtedness to net capital	0.12:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2002.

See independent auditor's report.

Austam Securities Exchange, Ltd.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the year ended June 30, 2002

A computation of reserve requirement is not applicable to Austam Securities Exchange, Ltd. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Austam Securities Exchange, Ltd.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended June 30, 2002

Information relating to possession or control requirements is not applicable to Austam Securities Exchange, Ltd. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.



Austam Securities Exchange, Ltd.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Austam Securities Exchange, Ltd.

In planning and performing my audit of the financial statements of Austam Securities Exchange, Ltd. for the year ended June 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Austam Securities Exchange, Ltd. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
September 23, 2002

Austam Securities Exchange, Ltd.


SEC MAIL PROCESSING
RECEIVED
SEP 3 0 2002
WASH. D.C.
164
SECTION

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2002